DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10033-1104
www.dlapiper.com

Jack I. Kantrowitz
jack.kantrowitz@dlapiper.com
T 212.335.4845
F 212.884.8645

May 23, 2012	OUR FILE NO. 380239-1

VIA ELECTRONIC MAIL DELIVERY	CONFIDENTIAL SUBMISSION
U.S. Securities and Exchange Commission	Pursuant to Title I
100 F Street, NE	Section 106 under the
Washington, DC 20549	Jumpstart Our Business Startups Act
and Section 24(b)(2) of the
Securities and Exchange Act of 1934

Re:                         Confidential Submission of UBIC, Inc.’s Draft Registration Statement on Form F-1

To Whom It May Concern:

On behalf of our client, UBIC Inc., a Japanese corporation (the “Company”), we hereby confidentially submit a Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “Jobs Act”) and Section 24(b)(2) of the Securities and Exchange Act of 1934 for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.  In accordance with the Commission’s guidance, we are submitting the Registration Statement and Exhibit 3.1 to the Registration Statement as text-searchable PDF files via the Commission’s secure electronic mail system.

Pursuant to Title 1, Section 101 of the Jobs Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended March 21, 2011.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

In addition, for so long as the Company is an “emerging growth company,” the Company is exempt from disclosing certain selected financial data in the Registration Statement pursuant to Title 1, Section 102 of the Jobs Act.  The Company is also a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”), and has chosen to avail itself of the provisions of the 1933 Act and the rules and regulations thereunder

Draft Registration Statement

U.S. Securities and Exchange Commission

May 23, 2012

Page Two

with respect to certain requirements concerning corporate governance and executive compensation that are applicable to domestic issuers.

Since the Registration Statement is being submitted confidentially, the Registration Statement has not been signed and the Company has not submitted a filing fee.  The Company will pay the filing fee at the time that it files the Registration Statement on EDGAR, which it anticipates will be when the Registration Statement has cleared the Staff’s comments.

Please direct all notices and communications with respect to this confidential submission to me via the Commission’s secure electronic mail system.

If you have any questions with respect to this confidential submission, please call me at (212) 335-4845, Michael Turner at (617) 406-6014, or David Turner at (212) 335-4558.

Very truly yours,

DLA Piper LLP (US)

/s/ Jack I. Kantrowitz

Jack I. Kantrowitz
Partner

Enclosure

Cc:	Naritomo Ikeue, UBIC, Inc.
Masahiro Morimoto, UBIC, Inc.
Yvan-Claude Pierre, Reed Smith LLP
William Haddad, Reed Smith LLP

2

DLA Piper LLP (US) 33 Arch Street, 26th Floor Boston, Massachusetts 02110-1447 www.dlapiper.com
Michael S. Turner michael.turner@dlapiper.com T 617.406.6014 F 617.406.6114

July 27, 2012	OUR FILE NO. 380239-0000001
VIA SECURE EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC  20549

Attention: Mark P. Shuman

Re:	UBIC, Inc. Registration Statement on Form F-1 Confidentially Submitted May 24, 2012 CIK No. 1550935

Dear Mr. Shuman:

This letter is submitted on behalf of UBIC, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 confidentially submitted on May 24, 2012 (the “Registration Statement”), as set forth in your letter dated June 21, 2012 addressed to Naritomo Ikeue, President of the Company (the “Comment Letter”). The Company is concurrently submitting pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the response refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. We are submitting this letter via secure email to the Commission. To the extent that the Commission would like to receive manual one or more copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement), as well as copies of the requested supplemental materials, please let us know.

United States Securities and Exchange Commission

July 27, 2012

RESPONSE TO COMMENT LETTER DATED JUNE 21, 2012

General

1.                                    Update your financial statements pursuant to Item 8.A.4 of Form 20-F. In this regard, subsequent to June 30, 2012 you will need to update your financial statements with audited information for the twelve month period ended March 31, 2012.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that it has updated Amendment No. 1 to include financial statements for the twelve months ended March 31, 2012.

2.                                    Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that neither the Company nor anyone authorized by the Company has distributed any written materials to potential investors in reliance on Section 5(d) of the Securities Act. In addition, the Company has confirmed that no broker or dealer that is participating in the offering has published or distributed any research reports in reliance on Section 2(a)(3) of the Securities Act.

3.                                    Inform readers of the requisite frequency of interim periodic reports that you are required to provide as required under Japanese law. To the extent the requisite frequency differs from that of U.S. laws, tell us what you plan to provide subsequent to the effective date of your registration statement.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that under Japanese law the Company is required to issue quarterly financial statements that are similar to the Form 10-Qs required of U.S. public companies. These financial statements are filed with the Local Finance Bureau, which is the local central office of the Ministry of Finance. In addition, the Company is required to file quarterly financial results with the Tokyo Stock Exchange. Subsequent to this offering, the Company shall

United States Securities and Exchange Commission

July 27, 2012

file its annual report on Form 20-F within the period required by Exchange Act. In addition, the Company intends to furnish quarterly financial results as current reports under Form 6-K. These quarterly financial results will provide disclosure that is similar to the Form 10-Qs, but will otherwise comply with the requirements under Japanese law. The Company has revised the “Introduction” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to disclose this information.

4.                                    We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that as of this date the Company has not determined the final proposed price range for its securities in the initial public offering. The Company will provide the final proposed price range and include such terms in a pre-effective amendment to the Registration Statement prior to any distribution of a preliminary prospectus. The Company understands that the inclusion of the price range may cause the Staff to issue additional comments.

The Company supplementally advises the Staff that the trading price of the Company’s common stock on the Tokyo Stock Exchange as of the close of the market on July 20, 2012 was ¥6,100 per share. Based upon the daily exchange rate as certified by the Board of Governors of the Federal Reserve System (the ‘ ‘Noon Buying Rate’ ’) on March 31, 2012 (which was $1.00 = ¥82.41), the U.S. Dollar value of the Company’s common stock as of the close of the market on July 20, 2012 was $74.02 per share. The Company expects that offerings of ADSs by foreign private issuers typically price at a modest discount from the trading price of the Company’s common stock on its domestic exchange (converted to U.S. Dollars).

5.                                    With your next amendment or as soon as practicable thereafter, please file all omitted exhibits. Once you have filed the omitted items, we may have additional comments. In your response letter please confirm, if true, that all exhibits that are not in the English language will be provided in translated form; or to the extent exhibits will be provided in

United States Securities and Exchange Commission

July 27, 2012

summarized form in reliance upon Rule 403, please expand the exhibit index to designate the exhibits that will be provided in summarized format.

RESPONSE: The Company respectfully advises the Staff that it has filed substantially all of the omitted exhibits in connection with the filing of Amendment No. 1. The Company has provided full translations of all Japanese language documents and has not relied upon Rule 403 to provide summaries of such documents. The Company will file the remainder of the exhibits in connection with subsequent amendments, and understands that the filing of such exhibits may cause the Staff to issue additional comments.

6.                                    With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. If the information you provide may change prior to effectiveness of the Form F-1, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

RESPONSE: The Company respectfully advises the Staff that it has filled in substantially all of the blanks in connection with the filing of Amendment No. 1, other than the information that may be omitted pursuant to Rule 430A, and other than certain share prices, share numbers and related information that has not yet been determined. The Company will fill in the remainder of the blanks in connection with subsequent amendments, and understands that the updated information may cause the Staff to issue additional comments.

7.                                    Text at the bottom of your table of contents page, as well as the text included in the “Conventions Applicable to This Prospectus” and “Enforceability of Civil Liabilities” should be moved to part of your prospectus that is not subject to Rule 421(d).

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that it has deleted duplicative disclosure and moved text at the bottom of the table of contents page, as well as the text included in the “Conventions Applicable to This Prospectus” and “Enforceability of Civil Liabilities”, to sections of Amendment No. 1 that are not subject to Rule 421(d) of the Securities Act. Please see “Market, Industry and Other Data”, “Service of Process and Enforcement of Judgments” and “Conventions Applicable to This Prospectus”.

United States Securities and Exchange Commission

July 27, 2012

Registration Statement Facing Sheet

8.                                    Revise so that the exact name of your company as set forth in Chapter I, Article 1 of your articles of incorporation is listed on the facing page of your registration statement. Please be sure that your document is signed under this name as well.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that it has revised the facing sheet and signature page of Amendment No. 1 to use the exact name of the Company set forth in its articles of incorporation.

Prospectus Summary

Industry Overview, page 2

9.                                    We note your reference to third-party industry reports such as The Gartner, Inc. 2011 Magic Quadrant for E-Discovery Software report and the Radicati Group, Inc. 2011 eDiscovery Market, 2011-2015 report. Please provide us supplementally with copies of these reports. Text in the reports that is cited in your document should be highlighted with cross-references to the pages of your filing where the highlighted text is cited. In the response letter, tell us whether any of the cited reports were prepared for your company or the offering.

RESPONSE:  In response to the Staff’s comment, the Company has supplementally provided the Staff with copies of each of the industry reports referenced in Amendment No. 1, and has provided cross-references between Amendment No. 1 and the industry reports. The Company advises the Staff that none of the industry reports were prepared for the Company or for the Company’s proposed offering of securities.

Risk Factors

General

10.                            We note that during the year ended March 31, 2011, four of your customers accounted for approximately 62% of your revenues, and further note that your customer base was concentrated in the preceding year. Include in your amended filing a discussion of any material risks related to the fact that you have derived significant percentages of your revenues from a limited number of customers. Describe the material terms of your agreements with these customers as well as the percentage of revenues earned from each customer for each of your service categories.

United States Securities and Exchange Commission

July 27, 2012

RESPONSE: In response to the Staff’s comment, the Company has revised its risk factor entitled “If we are not able to successfully market our services to new and existing customers and to build our brand and achieve market acceptance for our solutions and services, we may not be able to maintain and expand our operations and our results may be adversely affected.”

11.                            As a related matter, we note that a majority of your revenue relates to fees earned for the month-to-month performance of eDiscovery and forensic services. Given the limited term of the agreements with your customers, and the concentration of your revenues in a few customers, it appears you should include disclosure in your risk factor and MD&A sections of how acquisition of new customers, retention of current customers and the completion of eDiscovery and forensic services has affected and may affect your results of operations from one period to the next.

RESPONSE: In response to the Staff’s comment, the Company has revised its risk factor entitled “If we are not able to successfully market our services to new and existing customers and to build our brand and achieve market acceptance for our solutions and services, we may not be able to maintain and expand our operations and our results may be adversely affected” and the “How We Generate Revenue” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

“We will require additional human resources and will incur increased costs and administrative workload as a result...”, page 13

12.                            You state that you will be first required to comply with Section 404 when filing your annual report for the fiscal year ending March 31, 2013. We note, however, that you will not be required to provide management’s report on the effectiveness of your internal control over financial reporting until the filing of your second annual report. Please ensure that your disclosure accurately informs readers when you will initially be required to provide management’s report on the effectiveness of your internal controls over financial reporting.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure to accurately inform readers when it will initially be required to provide management’s report on the effectiveness of the Company’s internal controls over financial reporting, including the requirement that the Company will first be required to comply with Section 404 when filing its annual report for the fiscal year ending March 31, 2014.

United States Securities and Exchange Commission

July 27, 2012

13.                            You disclose that because the company does not have sufficient U.S. GAAP expertise; you employed external consultants on a temporary basis to assist you in the preparation of your consolidated U.S. GAAP financial statements. Please clarify whether the company has determined that you have a material weakness regarding your ability to prepare financial statements in accordance with U.S. GAAP due to management’s lack of knowledge or expertise of U.S. GAAP. If so, please revise to clearly indicate as such.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that after the filing of the Registration Statement on May 24, 2012 and in the course of preparing the Company’s U.S. GAAP financial statements, the Company’s management, including the chief executive officer and chief financial officer, considered the Company’s internal controls and identified a deficiency that they concluded represented a material weakness. Management determined that the Company’s accounting and disclosure staffing and systems for preparing financial statements under U.S. GAAP were deficient and such deficiency is considered a deficiency in the design and operating effectiveness of internal controls. Management observed that the Company current practice of relying on external consultants for the preparation of U.S. GAAP financial statements left the Company with deficient internal policies or manuals upon which to rely in the Company’s preparation of such U.S. GAAP financial statements.

In response to these developments, the Company has included a new risk factor entitled “In connection with the preparation of our U.S. GAAP financial statements, our management identified a material weakness in our internal control over financial reporting.”

“Our solutions incorporate and work in conjunction with third-party hardware and software products...”, page 15

14.                            We note that your solutions rely significantly on third-party hardware and software products. In the description of your business identify the third-parties that provide these hardware and software products, describe the nature of your use of the significant third-party hardware and software products, discuss your proprietary rights to these hardware and software products and summarize the material terms of any agreements that you have entered into with the third-parties that provide these products. Tell us whether your operations are substantially dependent upon any or all of the agreements with these third parties. To the extent you conclude that your operations are not substantially dependent upon these agreements, provide your analysis in support of your conclusion.

United States Securities and Exchange Commission

July 27, 2012

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it is not substantially dependent upon third party hardware and software products provided by third parties. The Company purchases and licenses third-party hardware and software products in circumstances where independent development of such products would not be cost effective. In each instance, the Company is purchasing the product from one of several third-party providers of such product, and the product is not substantially modified by such third-party provider. The Company is confident that replacement products could be readily purchased and licensed at similar cost without any significant loss of functionality.

“Rights of shareholders under Japanese law may be different from those under the laws of the United States”, page 20

15.                            Revise to describe any material differences between Japanese law and the laws of the United States that may adversely impact the rights of holders of your ADSs. In the alternative, you may include a cross-reference to the section of your document where such a description can be found.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure to provide a cross-reference to “Description of Share Capital”.

“We are an emerging growth company...”, page 21

16.                            Revise to disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act (“the Act”) as follows:

•                If you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•                If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

United States Securities and Exchange Commission

July 27, 2012

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosures on the cover page, “Risk Factors”, and the Critical Accounting Policies section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect the Company’s status as an “emerging growth company” and its related elections under such status.

Use of Proceeds, page 23

17.                            We note that you have not allocated a significant portion of the net proceeds to be received from this offering to any particular purpose. As such, please expand to describe the principal reasons for this offering.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it continues to develop its research and developments plan and business expansion model, and to evaluate potential investments and acquisitions. At this time, the Company is not able to provide a more specific use of proceeds. The Company understands that the inclusion of more specific disclosure in future amendments may cause the Staff to issue additional comments.

Capitalization and Indebtedness, page 25

18.                            Please explain why the conversion of the face amount of ¥110 million of your outstanding convertible notes on May 15, 2012 was not included as a pro forma adjustment in your capitalization table but was included in the pro forma net tangible book value and revise your disclosures, as deemed appropriate, to resolve this discrepancy. In addition, the information in your prospectus summary on page 7 should also be prepared on a consistent basis.

RESPONSE: In response to the Staff’s comment, the Company has revised the information on the “Prospectus Summary” and the “Capitalization and Indebtedness” sections to provide consistent and accurate disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 35

19.                            We note that the increase in revenue was driven by the receipt of large and midsize orders associated with continued growth in the number of international government investigations and the expanding scope of such investigations for your interim period.

United States Securities and Exchange Commission

July 27, 2012

For the annual periods presented, you indicate revenue growth was driven by a rapid increase in the number of lawsuits filed and investigations commenced. Tell us whether you consider the volume of large and midsize orders, the number of lawsuits filed, and/or the number of investigations to be key indicators of your financial condition and operating performance as addressed in Section III.B.1 of SEC Release 33-6835. If so, please revise to quantify these key indicators pursuant to this Release. To the extent you do not consider these to be your key metrics, tell us what indicators you do use when analyzing your business and revise to include a quantified discussion of such metrics.

RESPONSE: In response to the Staff’s comment, the Company has included disclosure in the “How We Generate Revenue” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to clarify the overall market and Company-specific trends that are important to the Company’s growth and results of operations.

20.                            As it relates to your discussion of changes in selling, general and administrative expense for your interim period, revise to quantify each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In this regard, quantify the increase in marketing expenditures and the increase resulting from your efforts to strengthen your management and execution team. Additionally, revise to explain changes in selling, general and administrative expenses in similar detail for the annual periods presented.

RESPONSE: In response the Staff’s comment, the Company advises the Staff that the Company’s selling, general and administration (“SG&A”) expenses are generally comprised of three expense categories: sales and marketing, research and development, and general and administration. The Company has not historically employed procedures and processes to track SG&A expenses at the level of these three expense categories. The Company supplementally advises the Staff that the research and development expenses during the fiscal periods presented have been immaterial, and that each of sales and marketing expenses and general and administration expenses are material to overall SG&A expenses. The Company believes that the historical results fairly represent the Company’s results of operation and financial condition, but in light of the Company’s revenue and other growth and the related increase in SG&A expenses, the Company is evaluating whether it should track SG&A expenses at the level of these three expense categories in future periods. While the Company has not quantified the changes in each of sales and marketing expenses and general and administration expenses for the historical fiscal years presented, the Company has revised its disclosure on pages 40 and

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July 27, 2012

47 of Amendment No. 1 to provide a more detailed narrative of the factors that have contributed to the increases in these expense categories.

21.                            We note that you classify selling, general and administrative expenses into three categories: sales and marketing, research and development and general and administrative. Please provide us with a breakdown of your SG&A expenses by category for each period presented. Also, tell us your consideration to include this information, as well as a discussion regarding the reason for the changes in each category, in your results of operations disclosures.

RESPONSE: The Company respectfully acknowledges the Staff’s comments. Please see the Company’s response to Comment 20 above.

Liquidity and Capital Resources

General

22.                            We note that a substantial portion of your assets is held in equity securities. Explain your policies as they pertain to the acquisition or disposition of the equity securities. Tell us whether you considered if your holdings of equity securities pose a material risk to your results of operations or capital resources that warrant discussion in the risk factors.

RESPONSE: In response to the Staff’s comments, the Company respectfully informs the Staff that it had investments in the equity securities (450,000 shares, 5.5% of issued shares) of Focus Systems Corporation (“Focus Systems”) with a carrying value of ¥107,550 thousand, ¥223,200 thousand and ¥273,000 thousand as of March 31, 2010, 2011 and 2012, respectively. The Company entered into an ongoing agency agreement with Focus Systems effective from January 2006 related to the sale of its eDiscovery services and forensic tools and services. The Company then acquired the equity securities of Focus Systems in 2007 in the public market (and not directly from suppliers, customers or a related party) in order to strengthen its long-term business relationship with Focus Systems, which is a common practice in Japan. Subsequently, the Company entered into an agreement with Focus Systems in February 2010 to design and develop a software system used by the Company. The Company currently does not have a plan to sell the equity securities of Focus Systems. In addition, the Company historically has acquired equity securities only when it would strengthen a business relationship with another entity.

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July 27, 2012

At this time, the Company does not expect the acquisition or disposition of securities to be a routine or significant activity. As the carrying value of the equity securities of Focus Systems amounted to ¥273,000 thousand as of March 31, 2012, a decline in its fair value would not have a material impact on the Company’s results of operations or capital resources, considering net income of ¥1,363,676 thousand for the year ended March 31, 2012 and cash and cash equivalents of ¥2,410,304 thousand as of March 31, 2012.

23.                            To the extent material, describe the transactions in which these equity securities were acquired. If material portions of the equity securities held for sale were acquired from suppliers, customers or a related party, it appears you should discuss this in your document.

RESPONSE: The Company respectfully acknowledges the Staff’s comments. Please see the Company’s response to Comment 22 above.

Cash flows, page 49

24.                            We note that the percentage increase in your trade accounts receivable from March 31, 2010 to March 31, 2011 was significantly higher than the percentage increase in revenue. Please revise to explain this increase in your discussion of changes in cash flows from operating activities. In addition, tell us your consideration to include a discussion of days of sales outstanding and tell us the typical terms of your trade accounts receivable.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully informs the Staff that sales in the fourth quarter for the year ended March 31, 2011 significantly increased by approximately ¥1,057 million compared to the corresponding period in the previous fiscal year. This year-on-year change partially contributed to an increase in cash provided by operating activities and our increased sales also resulted in an increase in trade accounts receivable. Our days of sales outstanding in trade accounts receivable as of March 31, 2011 were approximately 69 days. As of March 31, 2011, the typical collection term of our trade accounts receivable was 70 days in Japan and 31 days in the U.S. However, the actual collection term for trade accounts receivables due from law firms in the U.S. tend to be longer compared to the term specified in our invoices because of the additional time required for law firms to collect payment from their end-user clients.

In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 54 of Amendment No. 1 to explain the increase in trade accounts receivable from March 31, 2010 to March 31, 2011.

United States Securities and Exchange Commission

July 27, 2012

Critical Accounting Policies

Share-Based Compensation, page 54

25.                            When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. To the extent that your proposed IPO price is materially different from the price of your stock on the Tokyo Stock Exchange, we may have further comments.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that as of this date the Company has not determined the final proposed price range for its securities in the initial public offering. In addition, the Company has not initiated discussions with underwriters regarding the estimated initial public offering price for the Company’s ADSs, and the underwriters have not communicated any estimates. The Company will provide the final proposed price range and include such terms in a pre-effective amendment to the Registration Statement prior to any distribution of a preliminary prospectus. The Company understands that the inclusion of the price range may cause the Staff to issue additional comments.

The Company supplementally advises the Staff that the trading price of the Company’s common stock on the Tokyo Stock Exchange as of the close of the market on July 20, 2012 was ¥6,100 per share. Based upon the daily exchange rate as certified by the Board of Governors of the Federal Reserve System (the ‘ ‘Noon Buying Rate’ ’) on March 31, 2012 (which was $1.00 = ¥82.41), the U.S. Dollar value of the Company’s common stock as of the close of the market on July 20, 2012 was $74.02 per share. The Company expects that offerings of ADSs by foreign private issuers typically price at a modest discount from the trading price of the Company’s common stock on its domestic exchange (converted to U.S. Dollars).

26.                            Revise the table on page 55 to include the exercise price and fair value per share in US dollars and the intrinsic value in yen and US dollars.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the table on page 60 of Amendment No. 1 to include the exercise price and fair market value per option to purchase one share in Japanese Yen and U.S. Dollars, and the intrinsic value per option to purchase one share in Japanese Yen and U.S. Dollars.

United States Securities and Exchange Commission

July 27, 2012

27.                            Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 60 of Amendment No. 1 to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated initial public offering price and the exercise price of the options outstanding as of the most recent balance sheet date included in Amendment No. 1.

28.                            Revise to disclose the fair value of the company’s common stock used in the Black-Scholes calculations at each option grant date and tell us how you determined such values. In this regard, to the extent that the fair value used in your calculations differed from the closing price of your common stock on the Tokyo Stock Exchange on the date of grant, please explain why and tell us how you determined that using a value different than the current trading price of your common stock is appropriate. Also, please provide any guidance considered in such determination.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 1 to provide additional information related to the fair value of the Company’s common stock used in the Black-Scholes calculations at each option grant date. The Company used the closing price of its common stock on the Tokyo Stock Exchange on the date of grant as fair value in its Black-Scholes calculations.

29.                            Please provide us with updated information regarding any recent option grants through the date of your response.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that on June 21, 2012, the Company granted stock options to purchase a total of 16,000 equity shares with an exercise price per option to purchase one share of ¥8,096 ($98) to two employee/directors, two statutory auditors, twelve employees and six external advisors. The options vest three years after the grant date and will be exercisable for three years from the vesting date.

The Company has revised its disclosure on page 60 of Amendment No. 1 to provide information regarding this recent option grant.

United States Securities and Exchange Commission

July 27, 2012

Business, page 59

30.                            We note that in fiscal 2011, 94.2% of your revenues were derived from your eDiscovery business, and the remaining 5.8% of your revenues were derived from your legal and compliance professional services business, including electronic data forensic investigations, while in fiscal 2010, 76.1% of your revenues were derived from your eDiscovery business, and the remaining 23.9% of your revenues came from your legal and compliance professional services business, including electronic data forensic investigations. Please discuss whether you believe this evidences a trend in your business.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure in the Company Overview section in “Business” to address revenue trends.

31.                            Tell us if your consideration to provide a discussion of your backlog.

RESPONSE: In response the Staff’s comment, the Company advises the Staff that it does not have any material backlog. Given the nature of the services that the Company provides, which services are prompted in connection with lawsuits and investigations, the Company’s customers generally request immediate performance from the Company. In the vast majority of cases, the Company is required to immediately begin the provision of services, and the engagements are typically completed within two to six months. As a result, the Company does not maintain any significant backlog of services to be performed.

Company Background, page 59

32.                            Expand your disclosure to describe in greater detail the circumstances surrounding your acquisition of Payment Card Forensics, Inc. and UBIC Risk Consulting, Inc. Disclosure should inform readers of the underlying reasons for the establishment and acquisition of these entities, your involvement in the operations of each entity as well as any material risks or benefits associated with the acquisition and formation of the entities. You should describe the material rights and obligations of your company with respect to the partially-owned entities.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure in the Company Overview section in “Business” to address the

United States Securities and Exchange Commission

July 27, 2012

establishment of Payment Card Forensics, Inc., UBIC Risk Consulting, Inc., and its most recent subsidiary, UBIC Patent Partners, Inc.

Our Solutions and Services, page 66

33.                            We note your comparison of your “productivity” to that of “U.S. vendors.” Please identify each of the vendors in the comparison group. Tell us whether the vendors in this comparison group have operations similar to your own. Disclose who conducted the comparative performance study. Explicitly state any assumptions that were made as part of the study and how those assumptions may have limited or otherwise affected the study.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it reviewed its internally-generated “productivity” data and determined to delete the related disclosures in Amendment No. 1. While the Company believes the data is accurate, it has not been independently verified, and the Company has determined that such data is not material to investors.

34.                            Describe in greater detail the basis for your belief that your legal cloud solution is superior to current cloud hosting services. In this regard, we note that you have only recently launched your cloud solution. Given the recent introduction of your cloud solution, you should clearly describe what differentiates your cloud solution from those of your competitors. In addition, clarify whether material revenues have been generated from your Legal Cloud solution since the solution’s introduction.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure in the Our Solutions and Services section in “Business” to address the Legal Cloud solution.

Lit i View Solution, page 69

35.                            With respect to the table on page 69 showing the “review productivity comparison” between your company and U.S. vendors, please tell us who was responsible for creating this table and where that party obtained the numbers for you and the U.S. vendors displayed in that table.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it reviewed its internally-generated “productivity” data and determined to delete the related disclosures in Amendment No. 1. While the Company believes the data is accurate, it has

United States Securities and Exchange Commission

July 27, 2012

not been independently verified, and the Company has determined that such data is not material to investors.

Management, page 74

36.                            We note that your board of statutory auditors is distinct from your board of directors. We further note your statement that you have determined that your board of statutory auditors satisfies the independence requirements for audit committees under exchange rules and Rule 10A-3. Please revise your document to explicitly state whether you have an audit committee that is a part of your board of directors and clarify whether the board of directors as a whole discharges the functions of an audit committee. We refer to Item 6 of Form 20-F. Describe any differences between the duties and responsibilities of your board of statutory auditors and those of an “audit committee” as defined by the respective exchange rules and U.S. federal securities laws.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page(s) 81 and 82 of Amendment No. 1 to clarify the status and function of the statutory auditors.

37.                            In your response letter, please provide the basis for your determination that the members of your board of statutory auditors satisfy the independence requirements for audit committees under exchange rules and Rule 10A-3. Exchange Act Rule 10A-3 appears to require that each member of an issuer’s audit committee be a member of the board of directors.

RESPONSE: In response to the Staff’s comment, the Company informs the Staff that they are relying on the general exemption related to audit committees of foreign private issuers available under Rule 10A-3(c)(3). The Company’s board of statutory auditors satisfies each of the requirements of Rule 10A-3(c)(3) as follows:

•                          the board of statutory auditors is established pursuant to applicable Japanese law and the Company’s Articles of Incorporation;

•                          under Japanese legal requirements, the board of statutory auditors is separate from the board of directors;

•                          the board of statutory auditors is not elected by the management of UBIC, but is voted upon at our annual general meeting of shareholders, and no executive officer of UBIC is a member of the board of statutory auditors;

United States Securities and Exchange Commission

July 27, 2012

•                          all of the members of the board of statutory auditors meet the specific independence requirements set forth by Japanese legal provisions; and

•                          the board of statutory auditors, in accordance with and to the extent permitted by Japanese law, is responsible for the appointment, retention and oversight of the work of UBIC’s accounting firm engaged for the purpose of issuing audit reports on UBIC’s annual financial statements; and

•                          the audit committee requirements of paragraphs (b)(3), (b)(4), and (b)(5) of Rule 10A-3 apply to the board of statutory auditors.

In addition, the Company has concluded that, pursuant to NASDAQ Listing Rules 5605(c)(2)(A)(i) — (ii), its board of statutory auditors satisfies all of the independence requirements of (a) NASDAQ Listing Rule 5605(a)(2) in that the Company’s statutory auditors are not executive officers, employees, or any other individual having a relationship which would interfere with the exercise of independent judgment in carrying out their responsibilities and (b) Rule 10A-3(b)(1), subject to the exemption provided under Rule 10A-3(c) under the Act.

Principal Shareholders, page 80

38.                            In the table on page 80, the total number of shares beneficially owned after the offering by “[a]ll directors and executive officers as a group (7 persons)” is incorrect. It should be 972,440 shares, not 987,440 shares, since neither party’s ownership of shares among the executive officers and directors appears to change after the offering. Please revise or explain.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure in “Principal Shareholders” to correct the error.

Shares Eligible for Sale

Lock-up Agreements, page 96

39.                            You state that your directors and executive officers expect to enter into lock-up agreements prior to the commencement of this offering. Prior to the anticipated effective date of this registration statement, disclose whether your directors and officers have entered into such agreements. Clearly state whether the underwriters’ obligations to purchase the securities are conditioned upon entry into these lock-up agreements.

United States Securities and Exchange Commission

July 27, 2012

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company and underwriters have not yet negotiated and entered into lock-up arrangements. The Company will disclose that status of lock-up arrangements, and conditions to purchase (if any) prior to the effective date of the registrations statement.

40.                            Revise to describe the “certain exceptions” to which the obligations of your directors and officers will be subject to under any lock-up agreement.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company and underwriters have not yet negotiated and entered into lock-up arrangements. The Company will disclose any exceptions to the lock-up arrangements prior to the effective date of the registrations statement.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

41.                            We note you offer data hosting services. Confirm whether or not (1) your customers have the right to take possession of your software during the hosting agreement without significant penalty and (2) it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Please see ASC 985-605-55-121. Also please clarify whether or not you license your Lit i View software to your customers.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully informs the Staff that (1) the customers do not have the right to take possession of the Company’s software during the hosting agreement without significant penalty and (2) it is not feasible for the customers to either run the software on their own hardware or contract with another party unrelated to the Company to host the software. Based on the above, the Company considered the guidance in ASC 985-605-55-121 and concluded that software elements subject to the ASC Subtopic Software are not present in the Company’s hosting arrangements.

The Company’s Lit-i-View software is licensed to its customers through hosting agreements. Even though the hosting agreement license provides a right to use the software to access the Company’s services, the customers do not own the intellectual and other properties that are related to these services. The software, related documents and other related intellectual property are owned exclusively by the Company.

United States Securities and Exchange Commission

July 27, 2012

Income Taxes, page F-14

42.                            You disclose that accrued interest and penalties related to unrecognized tax benefits are included in income tax expense. Revise to disclose whether you had any unrecognized tax benefits during the periods presented in both your audited and interim financial statements. To the extent such amounts are material, please revise to provide the disclosures required by ASC 740-10-50-15(c to e) and ASC 740-10-50-15A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page(s) F-55 and F-56 of Amendment No. 1 to confirm that it had no unrecognized tax benefits during the periods presented in the audited financial statements. The Company has also revised the related critical accounting policy in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Note 6. Capitalized Computer Software Costs, page F-18

43.                            We note that you determined certain internal use software would be used for a shorter period than originally estimated as a formal plan to develop new software was approved by management during fiscal 2010. Please revise to indicate what the original and revised amortization period was on the old software. Also, please tell us the balance of the net capitalized software cost for the old software as of March 31, 2010 and March 31, 2011, if any. If the remaining net balance was material, please explain why the company believed the old software had value given the plans to develop new software.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully informs the Staff that the original amortization period on the old software was five years from May 2008, when the old software was initially ready for use. In September 2009, the Company decided to develop the new software and to cease using the old software by March 2010. From September 2009, the Company amortized the old software over the remaining useful life of 6 months ending March 2010. The balance of the net capitalized software cost for the old software amounted to zero as of March 31, 2010 and 2011.

In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page F-60 of Amendment No. 1 to describe the original and revised amortization period for the old software.

United States Securities and Exchange Commission

July 27, 2012

Note 14. Share-based Compensation, page F-30

44.                            You state that the company does not have enough historical data and as such you estimate the number of forfeitures prior to vesting to be zero. Considering you have been granting options since 2005, explain further why you believe that you do not have sufficient historical data and tell us at what point you anticipate being able to reasonably estimate a forfeiture rate. Also, tell us how often you review your forfeiture rate assumptions (i.e. quarterly, annually, etc.) and tell us how significant your adjustments for subsequent changes in estimated forfeitures have been, to date.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully informs the Staff that at the time the 1st, 2nd and 3rd series stock options were granted in 2005 and 2006, there was no historical data on forfeited stock options on which to estimate future forfeitures. Additionally, the 1st, 2nd and 3rd series stock options were granted to a limited number of senior-level employees and directors. Given the limited nature of these grants, and the seniority and profile of the grantees at the Company, the Company concluded that an estimated forfeiture rate of zero was reasonable. Through the vesting dates of the 1st, 2nd and 3rd series stock options in 2008 and 2009, of the 228,000 total options granted, only 1,600 options were forfeited by employees leaving the Company, resulting in an actual forfeiture rate of less than 1%.

The 4th series stock option grant, consisting of 68,000 options, was made on June 17, 2010 and limited to two employees: 48,000 granted to the new Director of our U.S. subsidiary, UBIC North America, Inc., and 20,000 to a member of the Board of Directors of UBIC. Given the limited nature of this grant, and the seniority and profile of the grantees at the Company, the Company reasonably expected that both grantees were unlikely to exit the Company prior to the vesting date of the options on June 17, 2013 and estimated a forfeiture rate of zero. As it turned out, the new Director of our U.S. Subsidiary, UBIC North America, Inc. unexpectedly resigned from the Company on February 7, 2011, resulting in the recognition of a forfeiture adjustment of ¥2,177 thousand during the year ended March 31, 2011.

The 5th series stock option grant on April 28, 2011 consisted of 80,000 options to five senior-level employees and one director. Given the limited nature of this grant and the seniority and profile of the grantees at the Company, the Company reasonably expected that all six grantees were unlikely to exit the Company prior to the vesting date of the options on April 28, 2014 and estimated a forfeiture rate of zero. To date, none of the grantees of the 5th series stock option grant have left the Company.

The 6th series stock option grant on June 21, 2012 consisted of 12,600 options granted to twelve employees, two employee/directors and two statutory auditors of the Company,

United States Securities and Exchange Commission

July 27, 2012

which included the standard vesting period of three years, and 3,400 options to six external consultants. The 6th series option grant was more widespread than the prior option grants and accordingly, the Company is currently in the process of analyzing an appropriate forfeiture rate for the purpose of measuring the compensation cost to record over the vesting period. In developing a reasonable estimate of forfeiture rate, the Company will consider the different sources of relevant information and data including; its own historical option forfeiture experience, historical rates of employee turnover, the characteristics of the grantees and other relevant information and data. Going forward, the Company intends to review its forfeiture rate assumptions on a quarterly basis.

45.                            Please explain why you assumed an expected dividend yield of zero for the twelve months ended March 31, 2011, as well as the nine months ended December 31, 2011, considering you issued a dividend on June 24, 2011. Please provide us with any accounting guidance considered in your analysis.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully informs the Staff that it has revised the assumed dividend yield to 1.9% in the Black-Scholes calculations for the 5th series stock option grant on April 28, 2011. The Company made this revision because the dividend paid on June 24, 2011 was declared by the Board of Directors on March 24, 2011 and the Company expected to grant dividends of similar size in the future. This change in the assumed dividend yield had an immaterial impact on our results of operations for the nine months ended December 31, 2011.

46.                            Revise to specify which government bond interest rate was used to determine your risk-free interest rate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page(s) F-32 and F-71 of Amendment No. 1 to specify which government bond interest rate was used to determine the risk-free interest rate.

*  *  *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 406-6014.

United States Securities and Exchange Commission

July 27, 2012

Very truly yours,

DLA Piper LLP (US)

/s/ Michael S. Turner

Michael S. Turner
Partner

Enclosures

cc:                               Masahiro Morimoto, UBIC, Inc.

Naritomo Ikeue, UBIC, Inc.

Jack I Kantrowitz, DLA Piper LLP (US)

David Turner, DLA Piper LLP (US)

EAST\48894413.5

DLA Piper LLP (US)
33 Arch Street, 26th Floor
Boston, Massachusetts 02110-1447
www.dlapiper.com

Michael S. Turner
michael.turner@dlapiper.com
T 617.406.6014
F 617.406.6114

September 25, 2012	OUR FILE NO. 380239-0000001
VIA SECURE EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC  20549

Attention:  Mark P. Shuman

Re:	UBIC, Inc.
Registration Statement on Form F-1
Confidentially Submitted May 24, 2012
CIK No. 1550935

Dear Mr. Shuman:

This letter is submitted on behalf of UBIC, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on May 24, 2012 (the “Registration Statement”), as amended by Amendment No. 1 submitted on July 27, 2012 (“Amendment No. 1”), as set forth in your letter dated August 23, 2012 addressed to Masahiro Morimoto, President and Representative Officer of the Company (the “Comment Letter”).  The Company is concurrently submitting pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the description of the Staff’s comments refer to Amendment No. 1, and page references in the response refer to Amendment No. 2.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  We are submitting this letter via secure email to the Commission.  To the extent that the Commission would like to receive manual one or more copies of each of this letter and Amendment No. 2 (marked to show changes from the Registration Statement), as well as copies of the requested supplemental materials, please let us know.

United States Securities and Exchange Commission

September 25, 2012

General

1.                                    We note that you updated to include March 31, 2012 financial statements pursuant to prior comment 1. Please tell us why you continue to include a separate set of audited financial statements as of and for the two years ended March 31, 2011. In this regard, tell us whether you intend to take advantage of the scaled financial statement disclosure requirements available under the Jumpstart our Business Startups Act. We refer you also to FAQ 8 of the Jumpstart our Business Startups Act Frequently Asked Questions available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjj obsactfaqtitle-i-general.htm.

RESPONSE:  In response to the Staff’s comment, the Company acknowledges that, under FAQ 8, it is entitled to comply with the scaled financial statement disclosure requirements available under the Jumpstart Our Business Startups Act (the “JOBS Act”), and thus the Company could simply provide two years of operating results (the years ended March 31, 2011 and 2012).  The Company understands these scaled financial disclosure requirements are the minimum requirement to comply with the JOBS Act.  However, the Company believes that including an additional year of financial disclosure (the year ended March 31, 2010), as found in the audited financial statements as of and for the two years ended March 31, 2011, provides potential investors with a more comprehensive understanding of the Company’s results of operations and financial data.  The Company is a relatively new enterprise and the three years of financial results provides more meaningful disclosure regarding the Company’s growth and trends with respect to revenue, expenses, assets and liabilities.  The Company believes that potential investors will benefit from this additional financial disclosure.

2.                                    We note that you have not identified the lead underwriters in your registration statement. Please name the lead underwriters in your next and all future amendments. Alternatively, you may provide a full explanation in your response letter of why the identities of the lead underwriters cannot be included, but please be advised that we may defer further review of your submission or filing, based on the explanation and surrounding facts and circumstances.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff the names of the co-lead underwriters for this transaction, Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., have been added throughout the Registration Statement as necessary.

United States Securities and Exchange Commission

September 25, 2012

Registration Statement Facing Sheet

3.                                    In response to prior comment 8, you advise that you amended the facing sheet and signature pages of the filing to use the exact corporate name as set forth in the articles of incorporation. However, in Exhibit 3.1, the name: “Kabushiki Kaisha UBIC” is provided. Please reconcile the apparent inconsistency.

RESPONSE:  In response to the Staff’s comment, the Company has revised the facing sheet of the filing to reflect both the transliterated Japanese name of the Company (i.e. “Kabushiki Kaisha UBIC” or the exact name of registrant as specified in its charter) and the literal English translation (i.e. “UBIC, Inc.” or the translation of registrant’s name into English).  The Company has then used the English translation of UBIC, Inc. throughout the remainder of the Registration Statement.  The Company believes that this approach is the same that is used by other Japanese reporting companies, such as Canon Inc. and Sony Corporation.

Prospectus Summary

Industry Overview, page 2

4.                                    Provide supplementally a copy of the Radicati Group Inc. report with text cited in the document highlighted and cross-referenced to the page(s) of your document where such information is cited.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that references to the Radicati Group Inc. report have been removed from the Registration Statement.  The Company believes that the existing references to third-party reports and figures are sufficient for investors to make an informed investment decision.

5.                                    As a related matter, identify the “industry analysts” that estimated total eDiscovery revenue relating to U.S. lawsuits was $3.3 billion in 2009 and will grow to an estimated $5.7 billion in 2013. To the extent this data is contained in the third-party reports previously provided, you should provide those reports supplementally with your amended filing and highlight the cited statistics and provide cross-references to your amended filing.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 74 of the Registration Statement to state that it is the Company’s belief that total eDiscovery revenue relating to U.S. lawsuits was $3.3 billion in 2009 and will grow to an estimated $5.7 billion in 2013.  The primary source of the Company’s information is a private, third-party report by Nomura Equity Research, dated September 15, 2011 (the “Nomura Report”).  The Company has supplementally provided the Staff with a copy of the Nomura Report.  Please note the graph on page 8 of the Nomura

United States Securities and Exchange Commission

September 25, 2012

Report.  The Company believes that an explicit, public reference to the private Nomura Report in the Registration Statement is not permitted.  Based on the Nomura Report, the Company’s experience in the industry, as well as related industry data in The Gartner, Inc. 2012 Magic Quadrant for E-Discovery Software report, the Company believes that the industry data provided in the Registration Statement regarding the total eDiscovery revenue relating to U.S. lawsuits is a reasonable estimate.

Summary Consolidated Financial Information, page 8

6.                                    Revise your “as adjusted” balance sheet information on page 9, and the related footnote disclosures, to reflect the conversion of the ¥110.0 million aggregate face amount of your convertible notes on May 15, 2012.

RESPONSE:  In response to the Staff’s comment, the Company notes that the current balance sheet information, dated as of June 30, 2012, now reflects the conversion of the ¥110.0 million aggregate face amount of the convertible notes on May 15, 2012, in the “Actual” column because this conversion occurred prior to June 30, 2012.  Thus, the conversion will also be carried forward and reflected in the “As Adjusted” column when that information is completed.

Risk Factors

In connection with the preparation of our U.S. GAAP financial statements . . ., page 14

7.                                    We note from your revised disclosures provided in response to prior comment 13 that you have begun the process of remediating the material weakness in your internal control over financial reporting. Please further revise your disclosures to explain how long you estimate it will take to remediate the identified material weaknesses and disclose any material costs associated with your remediation plan that you have incurred and/or that you expect to incur. Additionally, revise to disclose the titles of the two individuals hired and the titles of the accounting and financial reporting staff you intend to hire.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor on page 15 of the Registration Statement in order to disclose that “[b]ased upon the current remediation plan and the initial steps that we have taken to address the material weakness, our management estimates that sufficient enhancements to our internal controls will be in place to remediate the material weakness at March 31, 2013.”  The Company respectfully advises the Staff that the primary costs associated with improving its internal controls will be the compensation expense incurred in adding accounting and finance

United States Securities and Exchange Commission

September 25, 2012

professionals with the requisite U.S. GAAP financial experience, and those compensation costs will be largely, if not completely, offset by the reduction in costs currently incurred to hire external consultants to assist us with the preparation of U.S. GAAP financial statements.  The Company therefore does not believe there are any material remediation costs to disclose in the Registration Statement.  The Company has also revised the risk factor on page 15 of the Registration Statement in order to disclose the titles of the individuals hired, and the titles of the accounting and financial reporting staff it intends to hire.

8.                                         Also, tell us what roles the individuals recently hired will have in preparing your financial statements and evaluating the effectiveness of your internal control over financial reporting. Tell us more about the background of these individuals and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, explain further

RESPONSE:  In response to the Staff’s comment, please see the background of the recently hired management and finance personnel that will have a role in preparing the Company’s U.S. GAAP financial statements:

Seitaro Ishii:

Mr. Ishii is the Company’s new Chief Administrative Officer (CAO), and will oversee all administrative functions for the Company, including the Finance, Human Resources and Information Technology departments.  Mr. Ishii has more than 25 years of experience and held a broad base of managerial and finance positions in a large U.S. public company (revenue size of $7 - $8 billion), including Regional CFO and Head of Global Human Resources. Prior to that, Mr. Ishii had public accounting experience at Peat Marwick and received his U.S. CPA from the state of New York.

Satoshi Nakashima:

Mr. Nakashima is the Company’s new Chief Financial Officer and will report to Mr. Ishii.  Mr. Nakashima has prior experience as the Chief Financial Officer of two Japanese public companies and assisted in these companies’ initial public offerings.  During his time with these Japanese companies, Mr. Nakashima developed and maintained their internal controls and compliance procedures for operations as public companies.  He also managed and oversaw those companies’ information and accounting systems.

United States Securities and Exchange Commission

September 25, 2012

Ms. Kyoko Ito:

Ms. Ito is the Company’s new financial controller for UBIC North America, one of the most important centers of operations for UBIC.  She has a broad base of experiences in international financial management positions, including time spent with a U.S. public company.  In an earlier position as an accounting manager, Ms. Ito assisted a former employer as they underwent their own initial public offering in the U.S.  Ms. Ito holds a B.S. in Business Administration from San Jose State University.

Ms. Hyun Jung Kwon:

Ms. Kwon is the Company’s new financial controller for UBIC Korea, where the Company’s business is rapidly expanding.  She has twelve years of experience working with U.S. GAAP for various U.S. and European companies.  Ms. Kwon holds a B.S. in Accounting from Duksung Women’s University and holds a U.S. CPA from the state of California.

Ms. Sawako Honma:

Ms. Honma holds the Company’s new corporate financial planning and analysis (FPA) position.  She has worked in various finance and accounting capacities for eighteen years for large U.S.-based public companies. Most recently, she worked as an FPA in the headquarters of a company which provided global sales and marketing and corporate solutions. During that assignment, Ms. Honma often worked with independent auditors for SOX testing.

9.                                         their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In addition, tell us whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant and tell us the relevant education and ongoing training they have had related to U.S. GAAP.

RESPONSE:  In response to the Staff’s comment, please see the response to comment 8 above.

United States Securities and Exchange Commission

September 25, 2012

“Rights of shareholders under Japanese law may be different from those under the laws of the United States”, page 21

10.                                 Please revise the risk factor to identify concisely the most significant differences in rights of shareholders under Japanese law. Your response should introduce potential investors to the most significant reasons they may have more difficulty in asserting their rights than they would as a shareholder of a United States corporation.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that it has revised the “Rights of shareholders under Japanese law may be different from those under the laws of the United States” risk factor on page 21 of the Registration Statement in order to identify the most significant differences in rights of shareholders under Japanese law.

“We are an ‘emerging growth company”..., page 22

11.                                 Revise to identify circumstances in addition to a $700 market capitalization that would result in the loss of your status as an emerging growth company prior to the last day of your fiscal year following the fifth anniversary of the date of the first sale of your equity securities pursuant to this registration statement. Alternatively, tell us why you do not believe such additional details would be material to an understanding of the risk you identify and describe.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that it has revised the risk factor on page 23 of the Registration Statement entitled “We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to emerging growth companies, the ADSs may be less attractive to investors.”  The Company has revised the risk factor in order to identify additional circumstances that would result in the loss of our status as an emerging growth company prior to the last day of the Company’s fiscal year following the fifth anniversary of the date of the first sale of the Company’s equity securities.

Capitalization and Indebtedness, page 28

12.                                 Revise note (1) to your capitalization table and remove the reference to the 2-for-1 stock split on April 1, 2012 as this adjustment appears to already be reflected in the

United States Securities and Exchange Commission

September 25, 2012

“actual” column.

RESPONSE:  In response to the Staff’s comment, the Company has revised note 1 to its capitalization table on page 28 of the Registration Statement to remove the reference to the 2-for-1 stock split on April 1, 2012.  As noted, the stock split is already reflected in the “Actual” column.

Dilution, page 29

13.                                 Please provide the calculations that support the net tangible book value at March 31, 2012 of ¥2,628.0.

RESPONSE:  In response to the Staff’s comment, the Company notes that they have updated their net tangible book value as of June 30, 2012.  The Company hereby provides the calculations of net tangible book value as of June 30, 2012 according to the following formula as found on page 29 of the Registration Statement:

“Total shareholder’s equity” (¥2,991,043 thousand) minus “deferred IPO cost” (¥122,390 thousand).

June 30,2012
Total shareholder’s equity	¥2,991,043
Deferred IPO costs	¥(122,390)
¥2,868,653

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

14.                                 Revise to quantify the various factors that contributed to the increases in sales and marketing expenses and general and administration expenses as described in your revised disclosures provided in response to prior comment 20. In this regard, we note that the only information quantified is the increase in payroll costs, which represents only 40% of the increase in selling, general and administrative expenses from fiscal

United States Securities and Exchange Commission

September 25, 2012

2010 to fiscal 2011. You should provide similar disclosure for the increase in these expenses from fiscal 2009 to fiscal 2010, including providing qualitative discussion for increases in such expenses.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 47 of the Registration Statement in order to provide additional disclosure quantifying the additional various factors that contributed to the increase in sales and marketing and general and administration expenses from fiscal 2010 to fiscal 2011 and fiscal 2009 to fiscal 2010.

15.                            We note your reference to “considerable and successful efforts” to restrain your expenses in fiscal 2010 and your continued success in fiscal 2011 in further reducing total operating expenses as a percentage of total revenues. Please revise to include a discussion of the specific steps you have taken (and continue to take), or programs you have implemented, in your efforts to reduce operating expenses.

RESPONSE:  In response to the Staff’s comment, the Company has reconsidered the statement regarding “considerable and successful efforts” to restrain expenses and determined that this statement does not accurately depict the Company’s operations during the period.  Thus, the Company has removed this statement and revised its disclosure on page 41 of the Registration Statement in order to provide better disclosure.

16.                           You indicate in your response to prior comment 20 that research and development expenses during the fiscal periods presented have been immaterial. Please clarify how such costs were immaterial when you state on page 69 that you have made and will continue to make significant investments in research and development to introduce new versions of your software solutions that incorporate innovative features, improved functionality and address unique business requirements. You also indicate on page 65 that in 2012 you updated Version 4.0 of Lit I View, which was originally launched in 2009.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 78 of the Registration Statement to remove references to the significance of the Company’s investments in research and development and to more accurately describe the Company’s research and development expenses.  For the avoidance of confusion, the Company has clarified its disclosure as follows: “We have made and will continue to make investments in technology to introduce new versions of our solutions that incorporate innovative features, improved functionality and address unique business requirements.”

United States Securities and Exchange Commission

September 25, 2012

Liquidity and Capital Resources

Cash flows, page 53

17.       We note you provided the days of sales outstanding for March 31, 2011 in response to prior comment 24. Please provide this information for March 31, 2012 and March 31, 2010 for comparative purposes and include a discussion of any material changes.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 61 of the Registration Statement in order to provide additional disclosure for the days of sales outstanding for March 31, 2012 and March 31, 2010.

* * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 406-6014.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael S. Turner

Michael S. Turner
Partner

Enclosures

cc:	Masahiro Morimoto, UBIC, Inc.
Naritomo Ikeue, UBIC, Inc.
Jack I Kantrowitz, DLA Piper LLP (US)
David Turner, DLA Piper LLP (US)